Alston&Bird llp

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Washington, DC 20004-1404

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www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

November 19, 2018

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Keith A. Gregory

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Pre-Effective Amendment No. 3 to Form N-14 filed on November 9, 2018 File Number 333-226658

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on November 16, 2018 (the “Comments”) relating to Pre-Effective Amendment No. 3 to the registration statement filed on Form N-14 (the “Registration Statement”) on November 9, 2018, regarding the reorganization (the “Reorganization”) of the Regal Total Return Fund (the “Acquired Fund”), a series of Investment Managers Series Trust II, into the North Star Opportunity Fund (the “Acquiring Fund” and together with the Acquired Fund, collectively referred to as the “Funds”), a series of the Trust. As discussed with the Staff, these changes will be reflected in the definitive 497 filing filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments. Defined terms not defined herein have the same meaning as defined in the Documents.

Comment #1

The Staff notes that in the response letter dated November 9, 2018 (Response #1), the Registrant indicated that pursuant to the Transaction Agreement, Regal will sell, assign and convey and North Star will acquire (i) all rights under its advisory agreement with IMST II on behalf of the Acquired Fund and (ii) all books and records related to the mutual fund business of Regal. Please supplementally explain to the Staff what is meant by the phrase “all rights under its advisory agreement with IMST II on behalf of the Acquired Fund.” For example, what rights are you referring to that are being purchased by North Star? Are you referring to an assignment of the Regal Advisory contract?

U.S. Securities and Exchange Commission

November 19, 2018

Response #1

The Registrant notes to the Staff that Regal is selling its mutual fund business to North Star, including all rights and responsibilities under its advisory agreement with IMST II on behalf of the Acquired Fund. This sale is in fact an assignment of the Regal advisory agreement, which, under the terms of said agreement, results in its automatic termination. As North Star is acquiring Regal’s mutual fund business, the value to North Star is the termination of this potential competing agreement. We note that the Transaction will not close, and thus the assignment will not occur, until after Acquiring Fund shareholders approve the Reorganization.

Comment #2

Under the heading “Board Considerations,” in the last bullet point please indicate the date when the Board considered the Referral Agreement, the Transaction Agreement and/or the sale of Regal’s mutual fund business to North Star if different than July 19, 2018.

Response #2

The IMST II Board considered the Agreement and Plan of Reorganization and was originally informed of the Referral Agreement between North Star and Regulus during its July 19, 2018 meeting.  On November 6, 2018, the IMST II Board was informed that Regal and North Star had determined to enter into the Transaction Agreement. Further, the Registrant has revised the disclosure preceding the bullet points in the “Board Considerations” section as follows in response to the Staff’s Comment:

At the July 19, 2018 meeting, the IMST II Trustees reviewed detailed information regarding the proposed Reorganization from the point of view of the interests of the Acquired Fund and its shareholders. The IMST II Trustees were also informed of the Referral Agreement between North Star and Regulus during their July 19, 2018 meeting. After the meeting, one of the IMST II Trustees also participated in a conference call with a trustee of NLFT II; the Chief Compliance Officer of IMST II reviewed the compliance manuals of NLFT II and North Star; and on November 6, 2018, the IMST II Trustees received certain additional information from Regal regarding the Transaction.

Comment #3

In the third paragraph under the heading “Section 15(f) of the 1940 Act,” please provide a more detailed analysis under Section 15(f) with respect to the Transaction Agreement. For example, please review the Transaction Agreement in the context of the unfair burden portion of the Section 15(f) requirements.

Response #3

The Registrant believes that there will be no unfair burden under the Reorganization or Transaction because the Transaction and Reorganization will not result in any payments being

U.S. Securities and Exchange Commission

November 19, 2018

made by the Funds or Fund shareholders under the Transaction Agreement or, for a period of at least two years from the date of the Reorganization, in the form of higher net expenses. All payments under the Transaction Agreement will be made by North Star out of its own resources. Additionally, the Transaction Agreement does not provide for, nor is the Registrant aware of, any other arrangement that may impose an “unfair burden” on the Funds or their shareholders. Further, in response to the Staff’s Comment, the Registrant has revised the third paragraph under the heading “Section 15(f) of the 1940 Act” as follows:

First, no “unfair burden” may be imposed on the investment company as a result of the Reorganization or Transaction, or any express or implied terms, conditions or understandings applicable to the Reorganization or Transaction. As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which such transaction occurs whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter of the investment company). No such compensation arrangements are contemplated in the Transaction Agreement and neither Regal nor North Star is aware of any circumstances relating to the Reorganization or Transaction that might result in the imposition of such an “unfair burden” on the Acquired Fund. Any compensation paid under the Transaction Agreement will be paid by North Star out of its own resources and will not be paid by the Funds or their shareholders. Additionally, Regal and North Star have each agreed in the Transaction Agreement to refrain from imposing or seeking to impose, for a period of two years after the closing of the Reorganization, any “unfair burden” on the Acquiring Fund in the form of higher net expenses~~.~~

As revised, we respectfully believe that the disclosure above is sufficiently detailed with respect to the Section 15(f) analysis and is comparable to disclosures provided in N-14s for similar transactions.

Comment #4

In the last sentence of the third paragraph under the heading “Section 15(f) of the 1940 Act,” please clarify what is meant by “in the form of increased costs.”

Response #4

The Registrant has made the requested change. Please see the revised disclosure above in response to Comment #3.

U.S. Securities and Exchange Commission

November 19, 2018

Comment #5

In the last sentence of the fourth paragraph under the heading “Section 15(f) of the 1940 Act,” please add to the end of this sentence, “and will continue to satisfy this condition for three years following the closings of the Reorganization and Transaction.”

Response #5

The Registrant has made the requested change.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum